Mail Stop 4561

December 11, 2008

Mr. Brent Bales
Chief Financial Officer
Equinox Fund Management, LLC
1660 Lincoln Street, Suite 100
Denver, Co 80264

      Re: The Frontier Fund
             Form 10-K for the fiscal year ended December 31, 2007
             File No. 0-51274

Dear Mr. Bales:

      We have reviewed your first response letter filed on November 26, 2008 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Notes to Financial Statements

4. Investments in Unconsolidated Trading Companies, pages F-23 to F-25

1. We note your response to prior comment 3 and we are unable to agree with your position as we believe that Rule 3-09 of Regulation S-X is applicable at the separate series level to your trust. Please amend your filing to include financial statements for each trading company which is accounted for under the equity method and which has a significance level in excess of 20% of the investor series.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter with your amendment on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

                    Sincerely,

                    Jennifer Monick
                    Staff Accountant